U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3/A
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person: Richard A. Steinke, 1501 Industrial Road, Boulder City, NV 89005

2.  Date of Event Requiring Statement (Month/Date/Year): 10/28/02

3.  IRS or Social Security Number of Reporting Person (Voluntary):

4.  Issuer Name and Ticker or Trading Symbol: Amerityre Corporation (AMTY)

5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below ( ) 10% Owner ( ) Other
     Title:    President and CEO

6.  If Amendment, Date of Original (Month/Day/Year): 10/28/02

7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security: Common Stock

2. Amount of Securities Beneficially Owned: 1,503,500

3. Ownership Form: Direct(D)or Indirect(I): (D) 248,500  (I)  1,255,000

4. Nature of Indirect Beneficial Ownership: 455,000 owned by Gemini Funding Services Profit Sharing Account of which Mr. Steinke is the principal beneficiary, and 800,000 owned by S102 Irrevocable Trust for which Mr. Steinke is the trustee.

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security:

2. Date Exercisable (Month/Day/Year):
   Expiration Date(Month/Day/Year):

3. Title:  Common Stock
   Amount of Securities Underlying Derivative Security (Amount of Number of shares):

4. Conversion or Exercise Price of Derivative Security:

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I):

6. Nature of Indirect Beneficial Ownership:

Explanation of Responses: In the original Form 3 filing, Mr. Steinke's direct ownership and total beneficial ownership were incorrectly reported.

Signature of Reporting Person: /S/ Richard A. Steinke
Date: 1/31/03